SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 4, 2009

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒      Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐      No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐      No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐      No:  ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

- Investor Relations Release -

Novartis to expand its human vaccines presence in China through proposed acquisition of a majority stake in Zhejiang Tianyuan

•	Tianyuan a privately-held vaccines company providing a competitive product portfolio and pipeline in China, where Novartis has a limited vaccines presence

•	Tianyuan and Novartis to collaborate on building a vaccines industry leader targeting unmet medical needs in China, the world’s third-largest vaccines market

•	Acquisition of 85% stake in Tianyuan for approximately USD 125 million will require Chinese regulatory and government approvals

Basel, November 4, 2009 — Novartis has reached an agreement to acquire an 85% stake in the Chinese vaccines company Zhejiang Tianyuan Bio-Pharmaceutical Co., Ltd. as part of a strategic initiative to build a vaccines industry leader in this country and expand the Group’s limited presence in this fast-growing market segment. This proposed acquisition will require government and regulatory approvals in China.

Tianyuan is a privately-owned vaccine company offering a range of marketed vaccine products in China and R&D projects focused on various preventable viral and bacterial diseases. Tianyuan has been delivering dynamic and profitable growth, having more than doubled its net sales to approximately USD 25 million in 2008 compared to 2006.

“Novartis has a long-standing commitment to improving healthcare in China. Our future activities with Tianyuan are an important step in our strategy to enhance the prevention of diseases in China with high-quality products,” said Dr. Daniel Vasella, Chairman and CEO of Novartis. “The leadership and associates of Tianyuan share with Novartis the same ambition of offering a broad range of vaccines that can prevent many potentially deadly diseases and greatly improve quality of life.”

As part of the collaboration, the two companies will work together to expand Tianyuan’s product portfolio and R&D pipeline through targeted investments in vaccines innovation, manufacturing technologies and commercial networks. This collaboration is also expected to facilitate the introduction of Novartis vaccines into China, where Novartis currently has a limited presence with an offering of vaccines against influenza and rabies.

“Our mission is ‘To build the Great Wall of Health for the people.’ I personally look forward to working with Novartis to continue our mission by bringing more innovative vaccines to China and building Tianyuan into a true international vaccines company,” said Mr. Ding Xiaohang, who is the founder, Chairman and CEO of Tianyuan and will continue to lead this business while holding a minority stake.

China is the world’s third largest vaccines market, with annual industry sales of more than USD 1 billion and expectations for sustained double-digit growth in the future given the government’s commitment to improve access to quality healthcare.

Transaction terms

Novartis has signed a definitive agreement with the shareholders of Zhejiang Tianyuan Bio-Pharmaceutical Co., Ltd., to acquire an 85% stake for approximately RMB 850 million (USD 125 million in cash). The transaction is subject to certain closing conditions, including receipt of government and regulatory approvals in China.

About Tianyuan

Zhejiang Tianyuan Bio-Pharmaceutical Co., Ltd., which was founded as a private enterprise by Mr. Ding Xiaohang, entered the Chinese vaccines industry in 1994 with the first vaccine in China against Hemorrhagic Fever with Renal Syndrome (HFRS) caused by hantaviruses. Tianyuan has since become one of the country’s leading private manufacturers and distributors of vaccines with approximately 400 associates and an R&D/manufacturing site in Hangzhou (near Shanghai).

Disclaimer

The foregoing release contains certain forward-looking statements relating to the proposed acquisition of Novartis of a majority stake in Zhejiang Tianyuan Bio-Pharmaceutical Co., Ltd. and to Novartis and Tianyuan’s respective businesses. Such forward looking statements are not historical facts and can generally be identified by the use of forward-looking terminology such as “to expand,” “pipeline,” “to collaborate,” “targeting,” “will,” “strategic,” “commitment,” “future,” “strategy,” “ambition,” “potentially,” “expected,” “look forward to,” “expectations,” or by express or implied discussions regarding potential future regulatory approvals of the proposed acquisition of a majority stake in Tianyuan by Novartis, or regarding the potential new vaccine products, or regarding potential future revenues from any such products, or potential future sales or earnings of the Novartis Group or any of its divisions or of Tianyuan; or by discussions of strategy, plans, expectations or intentions or potential synergies, strategic benefits or opportunities that may result from the proposed acquisition. You should not place undue reliance on these statements. Such forward-looking statements reflect the current plans, expectations, objectives, intentions or views of Novartis with respect to future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. In particular, there can be no guarantee that the proposed acquisition of Tianyuan by Novartis will obtain the required government and regulatory approvals in China. Nor can there be any guarantee that the proposed acquisition will be completed in the expected form or within the expected time frame or at all. Neither can there be any guarantee that Novartis will be able to realize any of the potential synergies, strategic benefits or opportunities as a result of the proposed acquisition.  Nor can there be any guarantee that any new products will be developed or approved for sale in any market. Neither can there be any guarantee that Novartis or Tianyuan will achieve any particular levels of revenue in the future. Among other things, the expectations of Novartis could be affected by unexpected regulatory actions or delays or government regulation generally; unexpected clinical trial results, including unexpected new clinical data and unexpected additional analysis of existing clinical data; the company’s ability to obtain or maintain patent or other proprietary intellectual property protection; competition in general; government, industry and general public pricing pressures; the impact that the foregoing factors could have on the values attributed to the Novartis Group’s assets and liabilities as recorded in the Group’s consolidated balance sheet, and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-

looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis provides healthcare solutions that address the evolving needs of patients and societies. Focused solely on healthcare, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, cost-saving generic pharmaceuticals, preventive vaccines, diagnostic tools and consumer health products. Novartis is the only company with leading positions in each of these areas. In 2008, the Group’s continuing operations achieved net sales of USD 41.5 billion and net income of USD 8.2 billion. Approximately USD 7.2 billion was invested in R&D activities throughout the Group. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 99,000 full-time-equivalent associates and operate in more than 140 countries around the world. For more information, please visit http://www.novartis.com.

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Novartis Media Relations

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Eric Althoff

Novartis Global Media Relations

+41 61 324 7999 (direct)

+41 79 593 4202 (mobile)

eric.althoff@novartis.com

e-mail: media.relations@novartis.com

Novartis Investor Relations

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Isabella Zinck	+41 61 324 7188

e-mail: investor.relations@novartis.com		e-mail: investor.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: November 4, 2009	By:	/s/ MALCOLM B. CHEETHAM

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial
Reporting and Accounting